Exhibit 99.4

  SHARE PURCHASE AGREEMENT

  Between

  Forward Pharma Operations ApS

  And

  FWP HoldCo ApS

  concerning the shares in FWP IP ApS

This

SHARE PURCHASE AGREEMENT

(the "Agreement") was concluded on 22 November 2017 between

Forward Pharma Operations ApS

CVR-no. 38 75 75 04

Østergade 24A, 1.

1100 Copenhagen K

(the “Seller”)

and

FWP HoldCo ApS

CVR-no. _________________

Østergade 24A, 1.

1100 Copenhagen K

(the "Buyer")

(the Seller and the Buyer collectively referred to as "Parties" and each a "Party")

concerning the Buyer's purchase of all of the shares in FWP IP ApS, CVR-no. 38 75 83 57 (the "Company").

1	BACKGROUND AND PURPOSE

1.1	Biogen Swiss Manufacturing GmbH (“Biogen GmbH”), Biogen International Holding Ltd. (together with Biogen GmbH, “Biogen”), Forward Pharma A/S and certain other parties (“Additional Parties”) have entered into a Settlement and License Agreement dated 17 January 2017 (the “License Agreement”). Capitalized terms used and not defined in this Agreement shall have the meaning ascribed in the License Agreement.

1.2	Seller is a wholly owned subsidiary of Forward Pharma A/S. Buyer is a wholly owned subsidiary of FWP Fonden (CVR-no. 39074788) (the “Foundation”).

1.3	Pursuant to Section 2.11 of the License Agreement, Forward Pharma A/S has agreed to use commercially reasonable efforts to effect a corporate restructuring as further specified in Appendix D to the License Agreement.

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1.4	On 30 June 2017, Forward Pharma A/S completed Step 1 and Step 2 of the corporate restructuring substantially in the manner described in Appendix D to the License Agreement pursuant to the following agreements:

(i)	Forward Pharma A/S and Seller entered into that certain Asset Contribution Agreement dated as of 30 June 2017 (the “Asset Contribution Agreement”), pursuant to which Forward Pharma A/S contributed to Seller all of the assets, rights, liabilities and obligations specified or referred to therein;

(ii)	In connection with the Asset Contribution Agreement, Forward Pharma A/S, Seller, Biogen and the Additional Parties entered into the First Assignment and Assumption Agreement dated as of 30 June 2017, pursuant to which, inter alia, (a) Forward Pharma A/S confirmed its assignment to Seller of all of Forward Pharma A/S’s right, title and interest in and to the License Agreement, (b) Seller confirmed its acceptance of such assignment and its assumption from Forward Pharma A/S of all liabilities and obligations of Forward Pharma A/S under the License Agreement, and (c) Biogen consented to such assignment and assumption;

(iii)	Seller and the Company entered into that certain Asset Transfer Agreement dated as of 30 June 2017 (the “IP Transfer Agreement”), pursuant to which Seller transferred to the Company all of Seller’s legal and beneficial right, title and interest to the Licensed Intellectual Property, subject in all respects to the terms and conditions of the License Agreement, the IP Transfer Agreement and the IPR Services Agreement (as defined below); and

(iv)	Forward Pharma A/S, Seller, the Company and Biogen entered into that certain IPR Services, Administration, Funding and Novation Agreement dated as of 30 June 2017 (the “IPR Services Agreement”), pursuant to which, inter alia, (a) Seller assigned to the Company the SubCo 1 Rights (as defined in the IPR Services Agreement), and the Company assumed the SubCo 1 Obligations (as defined in the IPR Services Agreement) and Biogen consented to such assignment and assumption, and (b) the Company agreed to perform certain obligations and comply with certain restrictions with respect to the Licensed Intellectual Property.

1.5	On 9 November 2017, Step 3 of the corporate restructuring described in Appendix D to the License Agreement was completed by way of the formation of the Foundation and the formation of Buyer.

1.6	To complete Step 4 of the corporate restructuring described in Appendix D to the License Agreement:

(i)	Seller and Buyer are entering into this Agreement to sell all of the issued and outstanding shares of the Company to Buyer on the terms and conditions set forth herein;

(ii)	On the date hereof, Buyer, Biogen GmbH and Forward Pharma A/S shall enter into that certain Call Option Agreement (“Call Option Agreement”) pursuant to which Biogen GmbH shall receive the right to purchase all of the issued and outstanding shares of the Company from Buyer on the terms and conditions set forth therein if the Exercise Event (as defined in the Call Option Agreement) occurs. The Call Option Agreement is attached as Appendix 1 to this Agreement; and

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(iii)	On the date hereof, Buyer, Biogen GmbH and Forward Pharma A/S shall enter into that certain Pledge Agreement (“Pledge Agreement”) pursuant to which Buyer shall grant a pledge of all of the issued and outstanding shares of the Company in favour of Biogen GmbH as security for fulfilment of the purchase right described in item (ii) above. The Pledge Agreement is attached as Appendix 2 to this Agreement.

2	SALE AND PURCHASE OF SHARES

2.1	On the terms and subject to the conditions of this Agreement, with effect from the date of this Agreement (the “Effective Date”), the Seller transfers to the Buyer, and the Buyer purchases and accepts from the Seller, all of the Seller’s right, title and interest in nominally DKK 50,000 shares in the Company equal to 100% of the issued and outstanding shares in the share capital of the Company (the “Shares”).

2.2	With effect from the Effective Date, the Shares and all rights attaching to the Shares, including the title, the voting rights and the right to receive dividends are transferred to the Buyer.

3	PURCHASE PRICE

3.1	The purchase price payable by the Buyer to the Seller for the Shares is DKK 335,999 (the “Purchase Price”). The purchase price shall be paid on the Effective Date in immediately available funds to an account designated in writing by the Seller to the Buyer.

4	THE SELLER'S REPRESENTATIONS AND WARRANTIES

4.1	The Seller represents and warrants to the Buyer as follows:

4.1.1	The Shares have been duly issued, that the Seller has unrestricted title to the Shares and that the Shares are owned of record and beneficially by the Seller, free and clear of all liens, pledges, security interests, options or any other encumbrances (“Encumbrances”).

4.1.2	Upon consummation of the sale and purchase of the Shares in accordance with the terms of this Agreement, the Buyer will own the Shares, free and clear of all Encumbrances (it being understood that the rights contemplated to be granted by the Buyer to Biogen GmbH under the Call Option Agreement and Pledge Agreement, as and when granted, will be Encumbrances of the Shares).

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4.1.3	The Shares constitute all of the issued and outstanding shares in the share capital of the Company.

4.2	The Seller has not given any other representations or warranties with respect to the Shares except as explicitly set out in section 4.1.

5	OTHER PROVISIONS

5.1	With effect from the Effective Date, the Buyer shall cause the Company to comply with all of its obligations under the License Agreement and the IPR Services Agreement.

5.2	From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to give effect to the transactions contemplated by this Agreement.

5.3	If the Parties agree to amend this Agreement, such agreement must be made in writing signed by each Party, subject always to the prior written consent of Biogen and Forward Pharma A/S.

5.4	This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

6	GOVERNING LAW AND ARBITRATION

6.1	This Agreement is governed by and will be interpreted in accordance with Danish law regardless of the laws that might otherwise govern under applicable conflicts of laws rules to the extent that such rules are not mandatory.

6.2	Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) (the “Institute”).

6.3	The arbitration tribunal shall be composed of three arbitrators.

6.4	Each Party shall appoint one arbitrator and the Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a Party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute.

6.5	The place of arbitration shall be Copenhagen.

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6.6	The language(s) of the arbitration shall be English.

SIGNATURE PAGE FOLLOWS

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SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

For Forward Pharma Operations ApS:

__________________________ Name: Title:	__________________________ Name: Title:

For FWP HoldCo ApS:

__________________________ Name: Title:	__________________________ Name: Title:

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